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                              January 24, 2023

       Mini Krishnamoorthy
       Chief Financial Officer
       KludeIn I Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: KludeIn I
Acquisition Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed January 17,
2023
                                                            File No. 333-265952

       Dear Mini Krishnamoorthy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form S-4

       Basis of Presentation and Glossary, page 2

   1. Please revise your definition of minimum cash condition here to disclose the revised terms as amended pursuant to
the January 17, 2023 amendment to the Merger Agreement.
       Summary of the Proxy Statement/Prospectus
       Waiver of Certain Lock-Up Restrictions, page 18

   2. Please revise to explain how releasing the Near securities from the lock-up restrictions assists KludeIn with
satisfying Nasdaq listing requirements.
 Mini Krishnamoorthy
FirstName  LastNameMini
KludeIn I Acquisition Corp.Krishnamoorthy
Comapany
January 24,NameKludeIn
            2023         I Acquisition Corp.
January
Page 2 24, 2023 Page 2
FirstName LastName
Executive Compensation of Near, page 266

3. Please update this section to disclose compensation paid to Near's executives for the year ended December 31, 2022.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew
Crispino, Staff Attorney, at (202) 551-3456 or Joshua Shainess, Legal Branch Chief, at (202)
551-7951 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Benjamin S. Reichel